                        December 1, 2009

Mr. William Thompson
Accounting Branch Chief
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:         New Jersey Resources Corporation
Item 4.02 Form 8-K
File No. 1-8359
Filed November 23, 2009

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)1 response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 24, 2009 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s assignation and followed by the Company’s response.  Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment.  The Company confirms that it will comply with all other comments in future filings as set forth below.

Form 8-K Filed November 23, 2009

1.
Please tell us in sufficient detail to facilitate our understanding: (i) how you have historically accounted for the park and loan transactions; (ii) the nature of the errors in accounting for gas in storage, gas purchase obligations, embedded derivatives and demand fees, including the errors in inventory pricing; and (iii) the authoritative literature supporting your revised accounting treatment.  In addition, please consider revising your discussion of the nature of the accounting errors regarding inventory pricing and recognition of demand fees.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, on November 25, 2009, we filed Amendments No. 1 and No. 2 to the Form 8-K originally filed on November 23, 2009 (“Form 8-K/A”) to revise the discussion contained in the original filing.  As explained in the Form 8-K/A, NJR had been using a forward price to value the inventory and gas purchases liability associated with "park and loan" transactions executed through the Company’s unregulated subsidiary, NJR Energy Services Company (“NJRES”).  Both the natural gas that was received and the “park and loan” liability should have been initially valued at the spot price on the date NJRES received the gas. In addition, NJRES should have been accounting for the obligation to return the gas as an embedded derivative, which should have been fair valued (“marked to market”) at each subsequent balance sheet reporting date until the gas was returned to the counterparty. As well, the initial spread between the spot price of the borrowed gas liability on the date of the transaction and the forward price, based on the date NJRES would return the natural gas, should have been recognized into income on a ratable basis over the term of the park and loan agreement. In addition, demand fees related to these transactions were not but should have been recognized ratably over the term of the contract.  In determining the appropriate accounting treatment for the embedded derivatives, the Company used the guidance provided by ASC Topic 815 sub topic 10. This section of the accounting literature provides specific guidance on when to separate embedded derivatives from host contracts.

2.
We note your disclosure of the impact of the errors on the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008.  Please tell us why the previously issued comparative financial statements in Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2008 and June 30, 2008 as well as your previously issued financial statements for the fiscal year ended September 30, 2008 can still be relied upon.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, we clarified in the Form 8-K/A that the Company will amend and restate its historical consolidated financial statements for the fiscal quarters ended December 31, 2007, March 31, 2008, June 30, 2008, December 31, 2008, March 31, 2009 and June 30 , 2009, to correct the errors described in our response to Question 1 and that the Company’s previously issued comparative financial statements and other financial information in Form 10-Q for the quarterly periods ended December 31, 2007, March 31, 2008 and June 30, 2008, should no longer be relied upon as being in accordance with generally accepted accounting principles (GAAP).  We filed amended Quarterly Reports on Form 10-Q/A for the quarterly periods ended December 31, 2008, March 31, 2009 and June 30, 2009, on November 25, 2009.

In the Form 8-K/A, we also clarified that with respect to previously issued annual financial statements, both because the effects of these errors are not as significant on an annual basis as they are to the interim quarterly periods and because the Company expects to file its fiscal 2009 Annual Report on Form 10-K by its due date of November 30, 2009, the Company does not intend to amend its previous Annual Report on Form 10-K for the fiscal year ended September 30, 2008.  To reach that conclusion, the Company made a quantitative and qualitative assessment of the impact of the errors to its consolidated financial statements for the fiscal years ended September 30, 2009, September 30, 2008 and September 30, 2007 and for the consolidated balance sheets as of September 30, 2009 and September 30, 2008 and concluded that the resulting misstatements were not material.  The errors affecting the fiscal year ended September 30, 2008 and annual periods prior thereto will be corrected as an immaterial restatement of the affected amounts in the Company’s fiscal 2009 Annual Report on Form 10-K.
* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President & Chief Financial Officer

1 The Company is a New Jersey corporation.